Room 4561

      July 8, 2005

Mr. Randall D. Miles
Chairman and Chief Executive Officer
Lion, Inc.
4700 42nd Avenue SW, Suite 430
Seattle, WA 98116

      Re:	Lion, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
Filed March 31, 2005
   File No. 000-25159

Dear Mr. Miles:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management`s Discussion and Analysis

Business Enterprise Segments, page 12
1. We note that while you have multiple operating segments, under SFAS 131, you believe you qualify to aggregate your results of operations in one reportable operating segment. Please explain why you believe your operating segments have similar economic characteristics. In this regard, we note that certain products in your Loans and Capital Markets segments require more time and resources to deploy, suggesting your segments may have different economic characteristics. We also note that 94% of TRMS operating expenses are direct expenses, further suggesting that your Capital Markets segment may have different economic characteristics. Please address the criteria in paragraph 17 of SFAS 131 to support your conclusion that you qualify to aggregate your results of operations in one reportable operating segment specifically addressing how you concluded your operating segments have similar economic characteristics.

Critical Accounting Policies, page 21
2. We note in your critical accounting policies section that you provide a cross reference to your Note A in the Notes to the Financial Statements. However, the discussion in this section is meant to supplement, not duplicate, the description of accounting policies in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in this section should present a company`s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.
Tell us how you considered SEC Release No 33-8040 and FR 60, and how your disclosure provides meaningful insight into the quality and variability of your critical accounting policies.

Report of Independent Registered Public Accounting Firm, page 25
3. It appears your independent registered public accounting firm has not signed the accountant`s report. Tell us how you considered the requirements of Article 2.02 of Regulation S-X to include a signed report from the Company`s independent accounting firm.

Note A - Summary of Accounting Policies

Revenue Recognition, page 30
4. We note you provide hosting services to your customers.  Tell us
more about your hosting arrangements and how you have considered
EITF
00-3.  In this regard, tell us specifically the terms and
components
of the hosting arrangements and the revenue recognition policy for each component including how you account for costs associated with set up fees as noted on page 3 of your 10-KSB.
5. We note you have two different revenue recognition policies for your LockPoint Xtra and Pipeline Tools products as stated on page 30 of your 10-KSB. However, on pages 3 and 4 of your 10-KSB, your description of how revenues are generated appears the same for these products. Clarify by describing the deliverables for each product you offer (LPX, PT, Lion Pro, MORTGAGE 101, Precision Marketing Productivity Suite, etc.), as well as the revenue recognition policy related to each product including when your contracts include multiple elements such as services and post contract support. Please advise.
6. For your arrangements that have multiple elements, including your bundled product suite, explain how you account for each element in your bundled product offerings. Tell us how you establish vendor specific objective evidence of fair value (VSOE) and how that complies with paragraph 10 of SOP 97-2.
7. We note you generate revenue from marketing fees, web site promotion and lead generation. However, your disclosure does not provide your revenue recognition policy related to these services. Tell us how you recognize revenue related to these services as well as how much revenue has been recognized related to these services for each period presented. Please advise.

Capitalized Software Costs, page 31
8. We note that you capitalize software developed or obtained for internal use in accordance with SOP 98-1. We also note in the business section of your 10-KSB that it appears you provide software to your customers, sometimes through subscription and license arrangements. Tell us, and revise your disclosure if necessary, to describe how you account for software costs incurred in developing software to be sold to your customers. Refer to SFAS 86 and EITF 00-
3 paragraph 7.

Note B - Business Combinations, page 35
9. We note that you acquired deferred revenue in relation to your acquisitions of Tuttle Risk Management Services, Inc. and Ignition Mortgage Technology Solutions, Inc. Tell us how you determined the fair value of the underlying legal obligation represented by deferred revenue. Clearly describe the nature of the assumed legal obligation. Refer to EITF 01-3.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Lisa
Mitrovich, Assistant Chief Accountant, at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief


??

??

??

??


Mr. Randall D. Miles
Lion, Inc.
July 8, 2005
Page 1